February 6, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On November 25, 2011, Northern Lights Fund Trust (the “Registrant”), on behalf of the CMG Tactical Equity Strategy Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 336 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 30, 2012, you provided oral comments with respect to the Fund.  Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.  Additionally, an excerpt of relevant portions of the prospectus is attached to aid in the review of the Registrant’s responses.

PROSPECTUS SUMMARY

Comment 1.  Please endeavor to use plain English when describing investment strategies under the section entitled “Principal Investment Strategies” and revise as appropriate.

Response.  The Registrant has reviewed the section entitled “Principal Investment Strategies” and has made revisions to increase the use of plain English where revisions could be made without diluting the meaning of the disclosure.  Additionally, the Registrant has deleted various principal investment strategy disclosures that were repetitive.

Comment 2.  Under the section entitled “Principal Investment Strategies,” please remove “directionally” when it precedes “long or short” as this redundancy is confusing.

Response.  The Registrant has made the requested deletion.

Comment 3.  Under the section entitled “Principal Investment Strategies,” please use a term different than “duration” to describe an investment’s holding period as this term is usually associated with the interest rate sensitivity of fixed income securities.

Response.  The Registrant has substituted “holding period” in place of duration to avoid the potential confusion with interest rate sensitivity of fixed income securities.

Comment 4.  Under the section entitled “Principal Investment Strategies,” please provide an explanation of how the adviser allocates assets between tactical long short and fixed income strategies.

Response.  Upon review of current disclosures, the Registrant believes the principal investment strategy disclosures explain the process by which the adviser allocates assets between tactical long short and fixed income strategies.  Specifically, the adviser relies upon the sub-adviser’s quantitative investment model designed to identify long, intermediate and short term trends in the S&P 500 Index.  If the model identifies positive price (Bullish) trends across these time frames, the Fund will invest long on a levered basis targeting 200% of the S&P 500 Index.  If the strategy identifies negative price (Bearish) trends across these time frames, the Fund will invest short on a levered basis targeting 200% of the inverse S&P 500 Index.  During periods when the model’s trends are not aligned, absent of a trade signal, the Fund will remain invested in short term fixed income investments.

Comment 5.  Please review the disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser’s investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (“Derivatives Letter”).  Additionally, please assure risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Registrant has amended futures strategy disclosures to state that futures contracts are used a substitute for the stocks that compose the S&P 500 Index.  Additionally, the Registrant has reviewed the Fund’s use of derivatives and believes current risk disclosure is consistent with the principals included in the Derivatives Letter.  The Registrant notes that Fund’s use of derivatives under its principal investment strategy is confined to futures on the S&P 500 Index and that disclosures are tailored to this relatively narrow use of derivatives.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Attachment

697624.2